09010854

SOUTHCOAST COMMUNITY BANK

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

2008

ANNUAL REPORT

Southcoast Financial Corporation

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this report are "forward-looking statements." Forward-looking statements include, but are not limited to, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- future economic and business conditions;
- lack of sustained growth in the economy of the Greater Charleston area;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- higher than anticipated levels of default on loans;
- perceptions by depositors about the safety of their deposits;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence;
- ability to weather the current economic downturn;
- loss of consumer or investor confidence; and
- other factors and information described in this prospectus and in any of the reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements that are made in this report are expressly qualified in their entirety by this cautionary notice. We have no obligation, and do not undertake, to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made. We have expressed our expectations, beliefs and projections in good faith and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

The Business of Southcoast Financial Corporation

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 under the laws of South Carolina for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). The Company is the owner of all of the outstanding capital stock of the Bank. During 2005, the Company organized Southcoast Capital Trust III for the purpose of issuing trust preferred securities. Capital Trust I and II were organized in 2002 for the same reason. During 2004, the Company organized Southcoast Investments, Inc. as a wholly-owned subsidiary of the Company, primarily for the purpose of holding real estate for the Company and Bank.

The Bank is a South Carolina state bank incorporated in June 1998, which commenced operations as a commercial bank in July 1998. The Bank operates from its offices in Mt. Pleasant, Charleston, North Charleston, Moncks Corner, Johns Island, Goose Creek and Summerville, South Carolina. The main office is located at 530 Johnnie Dodds Boulevard, in Mt. Pleasant; other Mt. Pleasant offices are located at 602 Coleman Boulevard and 3305 South Morgan's Point Road; Charleston offices are located at 802 Savannah Highway and 1654 Sam Rittenberg Boulevard in Charleston; the North Charleston office is located at 8420 Dorchester Road in North Charleston; the Moncks Corner office is located at 337 East Main Street in Moncks Corner; the Johns Island office is located at 530 Maybank Highway on Johns Island; the Goose Creek office is located at 597 Holly Road in Goose Creek; and the Summerville office is located at 302 N. Main St. in Summerville, South Carolina.

The Bank offers a full array of commercial banking services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. Management believes that the Bank's credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a desirable volume of high quality loans.

Other services offered by the Bank include residential mortgage loan origination services, safe deposit boxes, night depository service, VISA and MasterCard brand charge cards, tax deposits, traveler's checks, and twenty-four hour automated teller service. The ATMs are part of the Intercept network.

Southcoast Financial Corporation
SELECTED FINANCIAL DATA
(dollars in thousands, except earnings per share)

	Year Ended Dec 2008	Year Ended Dec 2007	Year Ended Dec 2006	Year Ended Dec. 2005	Year Ended Dec. 2004
Income Statement Data:					
Net interest income	$ 15,113	$ 14,354	$ 16,145	$ 13,914	$ 10,692
Provision for loan losses	4,294	0	723	865	1,146
Noninterest income	2,576	2,554	3,837	2,725	2,700
Noninterest expense	13,403	11,999	11,542	9,243	7,966
Income Taxes	(225)	1,481	2,878	2,342	1,298
Net income	217	3,429	4,839	4,189	2,982
Per Share Data: (1)					
Net income per share					
Basic	$ 0.05	$ 0.63	$ 0.81	$ 0.97	$ 0.76
Diluted	$ 0.05	$ 0.63	$ 0.80	$ 0.97	$ 0.75
Balance Sheet Data:					
Total assets	$ 534,965	$ 500,852	$ 481,856	$ 476,599	$ 366,102
Total loans (net of unearned income)	404,533	378,414	367,611	375,926	296,611
Total deposits	366,811	342,755	310,893	311,554	258,153
Other borrowings	107,900	91,540	89,496	88,655	69,345
Shareholders' equity	55,233	62,741	78,803	73,315	36,571
Book Value Per Share	$ 12.24	$ 12.52	$ 14.41	$ 14.80	$ 12.31
Performance Ratios:					
Return on average assets	0.04%	0.71%	1.00%	1.04%	0.98%
Return on average stockholders' equity	0.37%	4.96%	6.22%	9.28%	8.56%
Net interest margin	3.33%	3.40%	3.64%	3.69%	3.78%
Asset Quality Ratios:					
Allowance to period-end loans	1.83%	1.14%	1.19%	1.14%	1.15%
Allowance to nonperforming loans	51.79%	98.92%	308.63%	747.81%	368.13%
Nonperforming assets to assets	3.06%	0.91%	0.18%	0.11%	0.27%
Net charge-offs to average loans	0.30%	0.02%	0.17%	0.00%	0.05%
Capital Ratios:					
Tier 1 risk-weighted assets	16.49%	18.59%	28.32%	27.79%	17.32%
Total to risk-weighted assets	17.75%	19.69%	29.55%	29.03%	18.55%
Leverage capital ratio	12.54%	15.16%	20.87%	21.36%	13.64%
Total equity to total assets	10.32%	12.53%	16.35%	15.38%	9.99%

(1) All share and per share data has been adjusted for 10% stock dividends in 2004, 2005, 2006, and 2007.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis

The following discussion is intended to assist you in understanding the financial condition and results of operations of Southcoast Financial Corporation and subsidiaries and should be read in conjunction with the consolidated financial statements and related notes included in this report. All per share data in this discussion has been adjusted to reflect the 10% stock dividends paid in May 2006 and June 2007. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to compute accurately.

Overview

Our average earning assets increased significantly in 2008 after having decreased slightly in 2007. The 2008 increase was largely due to the continued growth and maturity of our branch network. Average loans increased by $23.1 million during 2008 despite a continued reduction of our average purchased loans. Average purchased loans decreased by $14.6 million in 2008. On an overall basis, average earning assets increased 8.32% during 2008, after a 3.72% decrease in 2007. Our ongoing stock buyback efforts led to decreases in average shareholders' equity of 15.11% and 11.12% in 2008 and 2007, respectively. These decreases in average shareholders' equity contributed to lower net interest margins each year. Total net interest income for 2008 was 5.29% higher than 2007 and 11.10% lower in 2007 than in 2006. Loan loss provisions increased by $4.3 million during 2008 after a decrease of $722,000 in 2007. Noninterest income increased by $21,000, or 0.84%, in 2008, after having declined by $1.3 million, or 33.42% in 2007. In 2008, the increase in noninterest income was largely due to increases in gains on sales of real estate and investment securities, but was largely offset by an other than temporary impairment charge on Government Sponsored Enterprises (GSE) preferred stock of $3.0 million. In 2007, the decrease in noninterest income was largely due to a decrease in gains and fees related to the sale of property and equipment and gains recognized from the sale of investment securities, partially offset by increases in Company Owned Life Insurance earnings and service fees on deposit accounts. Noninterest expenses rose in 2008 and 2007 by 11.70% and 3.96%, respectively. In 2008, increases were primarily due to an increase of $954,000 in salaries and employee benefits due to the funding of a Supplemental Executive Retirement Plan (SERP), and normal pay increases for existing employees. Additionally, professional fees increased by $102,000 due to additional fees paid to consultants, and insurance increased by $208,000 due primarily to higher FDIC insurance premiums. In 2007, the opening of our Sam Rittenburg and Park West offices led to increases in occupancy, salaries, and furniture and equipment expenses. These increases were largely offset by a decrease in fees associated with the 2007 early retirement of two junior subordinated debentures. The above factors contributed to a 93.68% decrease in net income for 2008 compared with a 29.15% decrease in net income for 2007.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant policies are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management in these critical accounting policies are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion under the caption "Allowance for Loan Losses" below and to Note 1 to our consolidated financial statements for a detailed description of our estimation process and methodology related to the allowance for loan losses.

Management's Discussion and Analysis

Comparison of Years Ended December 31, 2008, 2007 and 2006

Results of Operations

General

We had net income from operations for the year ended December 31, 2008 of $217,000, or $.05 per basic share, compared to net income for the year ended December 31, 2007 of $3.4 million, or $0.63 per basic share. We had net interest income of $15.1 million for 2008 as compared to $14.4 million for 2007. We also had noninterest income (principally earnings on Company Owned Life Insurance, service charges, gains on sale of assets, fees and commissions) of $2.6 million in 2008 and $2.6 million in 2007. We provided $4.3 million and $0 to our allowance for loan losses in 2008 and 2007, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, equipment, and professional fees) of $13.4 million in 2008 and $12.0 million in 2007.

We had net income from operations for the year ended December 31, 2007 of $3.4 million, or $0.63 per basic share, compared to net income for the year ended December 31, 2006 of $4.8 million, or $0.81 per basic share. We had net interest income of $14.4 million for 2007 as compared to $16.1 million for 2006. We also had noninterest income (principally earnings on Company Owned Life Insurance, service charges, gains on sale of assets, fees and commissions) of $2.6 million in 2007 and $3.8 million in 2006. We provided $0 and $722,000 to our allowance for loan losses in 2007 and 2006, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, equipment, and professional fees) of $12.0 million in 2007 and $11.5 million in 2006.

Net Interest Income

During the year ended December 31, 2008, net interest income was $15.1 million, as compared to $14.4 million for the year ended December 31, 2007. This increase was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets increased to $464.9 million in 2008 from $429.2 million in 2007. The increase in volume was primarily attributable to a $23.1 million increase in average loans, and an $18.5 million increase in average investments, partially offset by a $5.9 million decrease in average federal funds sold. The $23.1 million increase in average loans occurred in spite of a $14.6 million decrease in average purchased loans during 2008. The average yield on interest earning assets decreased from 7.48% to 6.74% from 2007 to 2008, while the average cost of interest bearing liabilities decreased from 4.69% to 3.65%. The net yield on average interest earning assets decreased from 3.40% in 2007 to 3.33% in 2008. The decrease in net yield was attributable to a decrease in average equity of $10.4 million due primarily to the Company's repurchase and retirement of 508,593 shares of common stock for an aggregate purchase price of $6.9 million. Also contributing to the decrease in net yield on average interest earning assets was an increase in average nonperforming assets. Average nonperforming assets (nonaccrual loans and other real estate owned) totaled $7.1 million in 2008, compared to $1.2 million in 2007.

During the year ended December 31, 2007, net interest income was $14.4 million, as compared to $16.1 million for the year ended December 31, 2006. This decrease was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets decreased to $429.2 million in 2007 from $445.8 million in 2006. The decrease in volume was primarily attributable to a $32.1 million decrease in average purchased loans during 2007, partially offset by a $20.1 million increase in average core loans. The average yield on interest earning assets increased from 7.07% to 7.48% from 2006 to 2007, while the average cost of interest bearing liabilities increased from 4.20% to 4.69%. The net yield on average interest earning assets decreased from 3.64% in 2006 to 3.40% in 2007. The decrease in net yield was attributable to a decrease in average equity of $8.7 million caused by the Company's repurchase and retirement of 977,281 shares of common stock for an aggregate purchase price of $19.7 million. Also contributing to the decrease in net yield on average interest earning assets was the Company's purchase of $17.3 million of Company Owned Life Insurance during the year. As a result, average Company Owned Life Insurance increased by $10.8 million during 2007. Although Company Owned Life Insurance produces income for the Company, it is classified as an "other asset" and the income it generates is noninterest income.

Net Interest Income - *continued*

The following tables set forth, for the periods indicated, information related to our average balance sheets and average yields on assets and average rates paid on liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

	For the year ended December 31, 2008			For the year ended December 31, 2007			For the year ended December 31, 2006		
(Dollars in thousands)	Average Balance[(1)]	Income/ Expense	Yield/ Rate	Average Balance[(1)]	Income/ Expense	Yield/ Rate	Average Balance[(1)]	Income/ Expense	Yield/ Rate
Assets:									
Federal funds sold	$ 1,687	$ 36	2.15%	$ 7,571	$ 397	5.24%	$ 9,860	$ 477	4.84%
Taxable investments	57,106	2,850	4.99	44,032	2,303	5.23	51,850	2,672	5.15
Non-taxable investments[(2)]	15,442	1,014	6.56	10,015	645	6.44	4,472	281	6.29
Loans[(3)(4)]	390,716	27,423	7.02	367,626	28,760	7.82	379,624	28,083	7.40
Total earning assets	464,951	31,323	6.74	429,244	32,105	7.48	445,806	31,513	7.07
Other assets	64,807			50,452			37,008		
Total assets	$ 529,758			$ 479,696			$ 482,814		
Liabilities:									
Savings and demand deposits	$ 71,906	$ 1,307	1.82%	$ 70,244	2,067	2.94%	$ 53,392	976	1.83
Time deposits	257,157	10,403	4.05	198,797	10,116	5.09	225,720	9,972	4.42
Other borrowings	94,484	3,629	3.84	84,982	3,859	4.54	62,801	2,690	4.29
Subordinated debt	10,310	506	4.91	19,592	1,477	7.54	21,655	1,627	7.52
Total interest bearing liabilities	433,857	15,845	3.65	373,615	17,519	4.69	363,568	15,265	4.20
Noninterest bearing demand deposits	31,036			33,698			41,439		
Other liabilities	6,157			3,229					
Total liabilities	471,050			410,542			405,007		
Shareholders' equity	58,708			69,154			77,807		
Total liabilities and shareholders' equity	$ 529,758			$ 479,696			$ 482,814		
Net interest spread[(5)]			3.09%			2.79%			2.87%
Net interest income and net yield on earning assets[(6)]		$ 15,478	3.33%		$ 14,586	3.40%		$ 16,248	3.64%
Interest free funds supporting earning assets[(7)]	$ 31,094			$ 55,629			$ 82,238		

(1) Average balances are computed on a daily basis.
(2) Interest income amounts adjusted to reflect tax equivalent yields on non-taxable securities and loans assuming a 36% tax rate.
(3) Does not include nonaccruing loans.
(4) Includes loan fees of $1.2 million in 2008, $1.2 million in 2007, and $1.3 million in 2006.
(5) Total interest earning assets yield less total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

Net Interest Income - *continued*

The following table presents changes in our net interest income which are primarily a result of changes in the volumes (change in volume times old rate), changes in rates (change in rate times old volume), and changes in rate/volume(change in rate times the change in volume) of our interest earning assets and interest bearing liabilities.

	Analysis of Changes in Net Interest Income					
	For the year ended December 31, 2008 versus the year ended December 31, 2007[1]			For the year ended December 31, 2007 versus the year ended December 31, 2006[1]		
(Dollars in thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income:						
Federal funds sold	$ (308)	$ (52)	(360)	$ (111)	31	(80)
Taxable investments	685	(139)	546	(403)	35	(368)
Non-taxable investments	349	20	369	349	14	363
Net loans[2]	1,807	(3,144)	(1,337)	(888)	1,565	677
Total interest income	2,533	(3,315)	(782)	(1,053)	1,645	592
Interest expense:						
Savings deposits	$ 49	$ (809)	$ (760)	$ 308	783	1,091
Time deposits	2,970	(2,683)	287	(1,189)	1,333	144
Other borrowings	431	(661)	(230)	950	219	1,169
Subordinated debt	(700)	(271)	(971)	(155)	5	(150)
Total interest expense	2,750	(4,424)	(1,674)	(86)	2,340	2,254
Net interest income	$ (217)	$ 1,109	$ 892	$ (967)	$ (695)	$(1,662)

(1) Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.
(2) Includes loan fees of $1.2 million in 2008, $1.2 million in 2007, and $1.3 million in 2006.

During 2009, management expects that interest rates will remain relatively unchanged. Therefore, any improvements in net interest income for 2009 are expected to be largely the result of increases in volume and changes in the mix of interest-earning assets and liabilities. Management expects to continue to use aggressive marketing strategies to increase our bank's market share for both deposits and quality loans within its service areas in the Charleston, South Carolina, metropolitan area. These strategies involve offering attractive interest rates and continuing our bank's commitment to providing outstanding customer service.

Market Risk - Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises principally from interest rate risk inherent in our lending, deposit, and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although we manage other risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be our most significant market risk and this risk could potentially have the largest material effect on our financial condition and results of operations. Other types of market risk such as foreign currency exchange risk and commodity price risk do not affect us directly.

Achieving consistent growth in net interest income is the primary goal of our asset/liability function. We attempt to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. We seek to accomplish this goal while maintaining adequate liquidity and capital. We believe our asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be material over time.

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

Market Risk - Interest Rate Sensitivity - *continued*

Our Bank's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates our Bank's balance sheet and income statement under several different rate scenarios. The model's input (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and variations that occur when rates increase or decrease 100, 200, and 300 basis points. According to the model as of December 31, 2008, our Bank is positioned so that net interest income would increase $58,000 and net income would increase $68,000 if rates were to rise 100 basis points in the next twelve months. Conversely, net interest income would increase $453,000, and net income would increase $264,000 if interest rates were to decline 100 basis points in the next twelve months. Given the Federal Funds target rate of between 0 and 25 basis points at December 31, 2008, management considers a decline in interest rates highly unlikely. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayments, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions our Bank could undertake in response to changes in interest rates or the effects of responses by others, including borrowers and depositors.

The "Interest Sensitivity Analysis" indicates that, on a cumulative basis through twelve months, repricing rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at December 31, 2008 of $194 million for a cumulative gap ratio of (40.75%). When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, such as our bank, rising interest rates would be expected to have a negative effect on net interest income and falling rates would be expected to have the opposite effect. During 2007, our Company entered into an interest rate swap agreement in order to hedge its interest rate risk in a rising rate environment. Through this agreement the Company has effectively converted floating rate debt of Libor plus 150 basis points to a fixed rate of 6.32% on a notional amount of $10.0 million. The notional amount and floating rate under the agreement mirror the terms in the Company's remaining outstanding junior subordinated debentures.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Interest-earning deposits in other banks are reflected at the deposits' maturity dates. Loans not accruing interest are not included in the table. Repurchase agreements, Federal Home Loan Bank borrowings and subordinated debt (collectively, Other borrowings) are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a 30-day or shorter period. However, our Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the daily rate credit option, and reprice daily.

Interest Sensitivity Analysis

December 31, 2008
(Dollars in thousands)

	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets					
Interest earning assets:					
Interest earning deposits in other banks	$ 5,744	$ -	$ -	$ -	$ 5,744
Federal funds sold	11,902	-	-	-	11,902
Investment securities	7,555	-	822	53,756	62,133
Loans Held for Sale	417	-	-	-	417
Loans	117,897	89,895	127,205	60,602	395,599
Total earning assets	$ 143,515	$ 89,895	$ 128,027	$114,358	$ 475,795
Liabilities					
Interest bearing liabilities:					
Interest bearing deposits:					
Interest bearing transaction accounts	13,947	-	-	-	13,947
Savings and money market	42,976	-	-	-	42,976
Time deposits $100,000 and over	27,481	29,392	307	-	57,180
Other time deposits	69,445	136,171	19,161	-	224,777
Total interest bearing deposits	153,849	165,563	19,468	-	338,880
Other borrowings	87,400	20,500	-	-	107,900
Total interest bearing liabilities	$ 241,249	$ 186,063	$ 19,468	$ -	$ 446,780
Interest sensitivity gap	$ (97,734)	$ (96,168)	$ 108,559	$114,358	
Cumulative interest sensitivity gap	$ (97,734)	$ (193,902)	$ (85,343)	$ 29,015	
Ratio of cumulative gap to total earning assets	-20.54%	-40.75%	-17.94%	6.10%	

Provision for Loan Losses

The allowance for loan losses, established through charges to the provision for loan losses, allows for estimated loan losses inherent in our loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance is based on management's judgment of the amount needed to maintain an allowance adequate to provide for probable losses in the loan portfolio as of the balance sheet date, although the exact amount of such losses and the specific loans cannot be identified yet. We provided $4.3 million, $0, and $722,000 to the allowance during the years ended December 31, 2008, 2007, and 2006, respectively. We believe the provisions made to the allowance for loan losses allowed us to maintain an adequate allowance for probable losses for each of these periods. See "Allowance for Loan Losses" below.

Noninterest Income

Noninterest income, which consists primarily of service fees on deposits, gains and fees on loans sold, other fee income, Company Owned Life Insurance earnings, and gains on sales of securities and fixed assets increased by $21,000 for the year ended December 31, 2008 as compared to December 31, 2007. The increase is attributable to a $2.3 million increase in gains on sales of property and equipment, a $454,000 increase in gains on sales of investment securities, an increase of $142,000 in deposit fees, an increase of $247,000 in Company Owned Life Insurance earnings, and a $34,000 increase in other miscellaneous income. These increases were offset by a decrease of $128,000 in fees related to the sale of mortgage loans, coupled with a $3.0 million other than temporary impairment charge on Fannie Mae and Freddie Mac preferred stock. This impairment charge was the result of the suspension of dividend payments on the preferred shares of Fannie Mae and Freddie Mac stock owned by the Company and the subsequent drop in value of the stock as a result of these companies being placed into conservatorship. Although not an extraordinary item, the Company has never had other than temporary impairment charges on its investments prior to 2008 and considers these charges to be rare.

Noninterest Income - *continued*

For the year ended December 31, 2007 compared to December 31, 2006, total noninterest income decreased by $1.3 million. The decrease was primarily attributable to a decrease of $1.4 million in presales fees on property under contract, a decrease of $162,000 in gains on sales of securities, and a $353,000 decrease in gains on the sale of property, plant, and equipment, offset by a $125,000 increase in deposit fees and a $486,000 increase in earnings on Company Owned Life Insurance.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment, and professional expenses, totaled $13.4 million for the year ended December 31, 2008, as compared to $12.0 million for the year ended December 31, 2007, an increase of $1.4 million. For the year ended December 31, 2007 compared to the year ended December 31, 2006, noninterest expenses increased $457,000. The increase in noninterest expenses during 2008 was primarily due to an increase in salaries and benefits of $954,000 and an increase in insurance expense of $208,000. The increase in salaries and benefits during 2008 was attributable to a $758,000 accrual to a Supplemental Executive Retirement Plan placed into service during the year for our Chief Executive Officer, coupled with normal annual salary adjustments for our employees. The increase in insurance expense was largely attributable to an increase in FDIC premiums during 2008. The increase in 2007 was primarily due to normal increases in salaries and benefits, additional staff and facilities associated with new branch and operations locations, and professional fees related to SEC and Sarbanes Oxley compliance, as well as credit review.

Income Taxes

We recorded a tax benefit of $ 225,000 for the year ended December 31, 2008, and tax expense of $1.5 million and $2.9 million for the years ended December 31, 2007 and 2006, respectively. We account for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes.

Financial Condition

Investment Portfolio

As of December 31, 2008, our available-for-sale investment portfolio comprised approximately 10.8% of our total assets. The following table summarizes the carrying value amounts of available-for-sale securities we held at December 31, 2008, 2007, and 2006. Available-for-sale securities are stated at estimated fair value. We had no securities which were held to maturity at December 31, 2008, 2007, or 2006.

Securities Portfolio Composition

	December 31,								
	2008			2007			2006		
(Dollars in thousands)	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value
Available-for-sale									
GSEs(1)	$ -	$ -	$ -	$ 5,499	$ 28	$ 5,527	$ 10,478	$ (21)	$ 10,457
Mortgage-backed securities(2)	36,955	739	37,694	33,400	246	33,646	24,285	(123)	24,162
U.S. States and political subdivisions	16,905	(261)	16,644	14,569	248	14,817	5,644	77	5,721
GSE Preferred Stock(1)	73	-	73	-	-	-	-	-	-
Other investments(3)	4,651	(1,290)	3,361	4,652	(174)	4,478	2,196	41	2,237
Total	$ 58,584	$ (812)	$ 57,772	$ 58,120	$ 348	$ 58,468	$ 42,603	$ (26)	$ 42,577

(1) Government sponsored enterprises, including FNMA and FHLMC and The Federal Home Loan Bank System
(2) Includes securities secured by pools of mortgages from various issuers, including FNMA and FHLMC
(3) Includes trust preferred and other equity securities

Securities Portfolio Composition - *continued*

The following table presents maturities and weighted average yields of securities available-for-sale at December 31, 2008. Available-for-sale securities are stated at estimated fair value. There were no available-for-sale securities with maturities in time periods not presented in the table. Equity securities have no maturity and are shown as a separate category. Yields on tax exempt obligations have been computed on a tax equivalent basis (assuming a 36% tax rate). Maturities for mortgage-backed securities are not listed due to their tendency to have frequent prior to maturity paydowns.

Securities Portfolio Maturities and Yields

	December 31, 2008	
(Dollars in thousands)	Fair Value	Yield
Government sponsored enterprises		
Mortgage backed	$ 37,694	5.34%
U. S. States and political subdivisions		
Due from one to five years	375	5.51%
Due from five to ten years	2,770	5.74%
Due after ten years	13,499	6.32 %
Total	$ 16,644	6.21%
Other investments		
Due after ten years	$ 3,284	
Equity securities with no maturities or stated yields	150	
Total	$ 57,772	

Loan Portfolio

Management believes the loan portfolio is adequately diversified. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions except for residential mortgage loans, commercial real estate loans, and construction and land development loans. The Company does not make foreign loans. Nearly all of the loans are to borrowers in, or secured by real estate located in, or near, our market area. See Note 1 to Consolidated Financial Statements, "Concentrations of Credit Risk", for further information.

The amounts of loans outstanding are shown in the following table according to type of loan for the following dates:

Loan Portfolio Composition

	December 31,				
(Dollars in thousands)	2008	2007	2006	2005	2004
Commercial	$ 139,090	$ 130,247	$ 115,185	$ 115,198	$ 144,908
Real estate – construction and land development	87,406	76,033	82,280	83,473	46,928
Real estate - mortgage	174,053	167,851	165,481	172,060	101,216
Consumer and other	3,984	4,283	4,665	5,195	3,559
Total loans	404,533	378,414	367,611	375,926	296,611
Less allowance for loan losses	(7,410)	(4,297)	(4,364)	(4,270)	(3,404)
Total net loans	$ 397,123	$ 374,117	$ 363,247	$ 371,656	$ 293,207

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Loan Portfolio Composition - *continued*

Commercial loans primarily represent loans made to businesses and may be made on either a secured or an unsecured basis. Approximately 34.4% of our bank's loan portfolio at December 31, 2008 was comprised of commercial loans, 75.3% of which were secured by real estate (shown in the table below as "Real Estate Secured Loans – Commercial" and "Commercial and Industrial"). When taken, collateral may consist of liens on receivables, equipment, inventories, furniture and fixtures and other business assets, but will usually be local real estate. Commercial loans are usually made to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will generally not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees of their principals. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions, as well as situations particular to a borrower's business or industry. Initial and continuing financial analysis of a borrower's financial information is required to control this risk.

Construction and land development loans represent 21.6% of the loan portfolio and typically consist of financing for the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-value ratios are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds. Included in total real estate construction and land development loans at December 31, 2008, were $24.5 million in residential construction loans, $19.5 million in residential lot loans, $13.8 million in residential land development loans, $11.2 million in commercial lot loans, and $4.0 million in loans secured by raw land.

Residential real estate loans comprised approximately 43.0% of our Bank's loan portfolio at December 31, 2008. Residential real estate loans consist mainly of first and second mortgage loans on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 80%.

The increase in our total loans outstanding between December 31, 2007 and December 31, 2008 is attributable to the growth and maturity of our existing branches, coupled with our ongoing marketing efforts. However, the increase in loans between December 31, 2007 and December 31, 2008 was offset by a significant decrease in purchased loans, which decreased from a total of $41,655,000 at December 31, 2007, to a total of $32,720,000 at December 31, 2008, a difference of $8,935,000. The decrease is a direct result of management's decision to focus on core retail loan production. After eliminating the effects of purchased loans the Company had a net growth in retail loans of $35,054,000.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of our loans, by type, at December 31, 2008, as well as the type of interest requirement on such loans.

(Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Real Estate Secured Loans				
Residential 1-4 Family	$ 11,551	$ 5,093	$ 151,852	$ 168,496
Multifamily	369	-	5,188	5,557
Commercial	7,516	10,441	86,797	104,754
Construction and land development	46,463	20,462	20,481	87,406
Total Real Estate Secured Loans	65,899	35,996	264,318	366,213
Commercial and Industrial	11,253	14,336	8,747	34,336
Consumer	306	1,949	667	2,922
Other	284	383	395	1,062
	$ 77,742	$ 52,664	$ 274,127	$ 404,533
Predetermined rate, maturity greater than one year	$ -	$ 33,149	$ 50,965	$ 84,114
Variable rate or maturity within one year	$ 77,742	$ 19,515	$ 223,162	$ 320,419

Nonperforming Loans, Other Problem Assets

When a loan is 90 days past due on interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure the likelihood of collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by a charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. At December 31, 2008, we had $8.9 million of nonaccrual loans and $5.4 million of loans 90 days or more past due still accruing interest, and no restructured loans. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $358,000 in 2008. No interest on nonaccruing loans was included in net income for 2008. Interest income on loans 90 days or more past due that are still accruing interest totaled $249,000. At December 31, 2007, we had $893,000 of nonaccrual loans, $3,451,000 in loans 90 days or more past due still accruing interest, and no restructured loans. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $96,000 in 2007. No interest on nonaccruing loans was included in net income for 2007. Interest income on loans 90 days or more past due that were still accruing interest totaled $131,000. The majority of the increase in loans past due 90 days or more between the two periods is attributable to the delinquencies of several larger loans, most of which are secured by real estate.

The following table presents information on nonperforming loans and real estate acquired in settlement of loans:

	December 31,				
	2008	2007	2006	2005	2004
(Dollars in thousands)					
Nonperforming loans:					
Non accrual loans	$ 8,934	$ 893	$ 868	$ 571	$ 925
Past due 90 days or more	5,373	3,451	546	-	-
Restructured loans			-	-	-
Total nonperforming loans	14,307	4,344	1,414	571	925
Real estate acquired in settlement of loans	2,074	194	-	-	70
Total nonperforming assets	$ 16,381	$ 4,538	$ 1,414	$ 571	$ 995
Nonperforming assets as a percentage of loans and other real estate	4.03%	1.20%	0.38%	0.15%	0.34%
Allowance for loan losses as a percentage of nonperforming loans	51.79%	98.93%	308.63%	747.81%	368.13%

The substantial increase in nonperforming loans in 2008 reflects the dramatic slowing of the general and local economy in the latter part of 2008 coupled with a similar decrease in real estate activity and values in the Charleston area. These changes have impacted developers, builders and others associated with real estate business more dramatically than other portions of the customer base but, otherwise, Management does not believe there are any trends which account for the increase. Management does expect that, if current economic conditions continue or worsen, nonperforming assets will remain at elevated levels or increase. All loans past due 90 days or more and still accruing interest at December 31, 2008 are well secured and in the process of collection. As shown in the above table, these loans totaled $5.4 million at December 31, 2008. The majority of these loans are real estate secured.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are still accruing interest and are not included in nonaccrual status and are not past due 90 days or more. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of the borrower which raises serious doubts as to the ability of such borrower to comply with the current loan repayment terms. At December 31, 2008 potential problem loans totaled $7,354,692. Management closely tracks the current values of real estate collateral when assessing the collectibility of problem loans.

Real Estate Owned

At December 31, 2008 and 2007, we had $2,074,000 and $194,000 of real estate owned pursuant to foreclosure, respectively. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair market value is determined by appraisal at the time of acquisition.

Management's Discussion and Analysis

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses we experienced, current economic conditions affecting the ability of our borrowers to repay, the volume of loans and the trends in delinquent, nonaccruing and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of inherent losses in the loan portfolio as of December 31, 2008.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of our Bank and may require adjustments to the allowance based upon information available to them at the time of the examination. During 2008, the Company's nonaccruing loans increased by $8.1 million, its loans past due 90 days or more and still accruing interest increased by $1.9 million, and due primarily to the growth and maturity of our existing branches, and ongoing marketing efforts, its average loans outstanding increased by $23.1 million. Due to this increase of non-performing assets, coupled with an expansion of its loan portfolio, the Company made a provision for loan losses of $4.3 million in 2008. At December 31, 2008 the total allowance for loan losses was $7.4 million.

The allowance is allocated to the segments of the portfolio as follows: 24.1% to Commercial loans, 48.5% to Construction loans, 17.6% to Mortgage loans, 0.5% to Consumer loans, and 9.3% is unallocated. We may, however, charge losses from any segment of the portfolio to the allowance regardless of allocation.

Summary of Loan Loss Experience

	Year Ended December 31,				
(Dollars in thousands)	2008	2007	2006	2005	2004
Total loans outstanding at end of period	$ 404,533	$ 378,414	$ 367,611	$ 375,926	$ 296,611
Average amount of loans outstanding	$ 390,716	$ 367,626	$ 379,624	$ 335,389	$ 244,861
Balance of allowance for loan losses at beginning of year	$ 4,297	$ 4,364	$ 4,270	$ 3,404	$ 2,376
Loans charged off[1]	1,233	79	628	2	122
Total charge-offs	1,233	79	628	2	122
Recoveries of loans previously charged-off	52	12	-	3	4
Net charge-offs(recoveries)	1,181	67	628	(1)	118
Additions to allowance charged to expense	4,294	-	722	865	1,146
Balance of allowance for loan losses at end of year	$ 7,410	$ 4,297	$ 4,364	$ 4,270	$ 3,404
Ratios					
Net charge-offs during period to average loans outstanding during period	0.30%	0.02%	0.17%	0.00%	0.05%
Net charge-offs to loans at end of period	0.29%	0.02%	0.17%	0.00%	0.04%
Allowance for loan losses to average loans	1.90%	1.16%	1.15%	1.27%	1.39%
Allowance for loan losses to loans end of period	1.83%	1.14%	1.19%	1.14%	1.15%
Allowance for loan losses to nonperforming loans at end of period	51.79%	98.92%	308.63%	747.81%	368.13%
Net charge-offs(recoveries) to allowance for loan losses	15.94%	1.56%	14.39%	(0.02)%	3.47%
Net charge-offs(recoveries) to provision for loan losses	27.50%	N/A	86.98%	(0.12)%	10.30%

(1) Charged off loans for the years ended December 31, 2007, 2006, and 2004 are primarily Commercial loans; for the year ended 2005, primarily Consumer loans, and for 2008, a mixture of Commercial and Mortgage Loans.

Deposits

The average amounts and the average rates we paid on deposits for the years ended December 31, 2008, 2007 and 2006 are summarized below:

	Year Ended December 31,					
	2008		2007		2006	
(Dollars in thousands)	Amount	Average Rate Paid	Amount	Average Rate Paid	Amount	Average Rate Paid
Noninterest bearing demand	$ 31,036	0.00%	$ 33,698	0.00%	$ 41,439	0.00%
Interest bearing transaction accounts	14,911	0.54%	15,882	0.46%	15,585	0.45%
Savings	56,995	2.15%	54,362	3.67%	37,807	2.40%
Time deposits - $100,000 and over	59,582	5.05%	58,823	5.19%	62,577	4.57%
Other time deposits	197,575	3.74%	139,974	5.05%	163,143	4.36%
Total deposits	$ 360,099	3.25%	$ 302,739	4.02%	$ 320,551	3.42%

As of December 31, 2008, we had $57.2 million in time deposits of $100,000 or more. We also had $112.9 million in brokered time deposits. Of the time deposits greater than $100,000, approximately $27.5 million had maturities within three months, $16.7 million had maturities over three through six months, $12.7 million had maturities over six through twelve months and $307,000 had maturities over twelve months. Of the $112.9 million in brokered time deposits, approximately $51.5 million had maturities within three months, $25.5 million had maturities over three through six months, $17.6 million had maturities over six through twelve months, and $18.3 million had maturities over twelve months. It is a common industry practice not to consider brokered and wholesale time deposits and time deposits $100,000 and over as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. These deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources of cash to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits.

Junior Subordinated Debentures

In two separate transactions in 2002 and another transaction in 2005, we established Southcoast Capital Trusts I, II and III (the "Capital Trusts"), as non-consolidated subsidiaries. The Capital Trusts issued and sold a total of 21,655 floating rate securities, with a $1,000 liquidation amount per security. Institutional buyers bought 21,000 of the floating rate securities denominated as preferred securities and we bought the other 655 floating rate securities which are denominated as common securities. The proceeds of those sales, $21.7 million, were used by the Capital Trusts to buy $21.7 million of junior subordinated debentures from us which were reported on our consolidated balance sheets. Pursuant to the terms of the Indenture, we had the right to redeem the Capital Securities issued by Capital Trusts I and II on or after June 30, 2007 and December 30, 2007, respectively. In 2007, we exercised this right of redemption and retired total debt of $11,345,000. We decided to redeem these Capital Securities based on our anticipated regulatory capital needs and the interest rates we were paying on the debentures. The Capital Securities issued by Capital Trust III remain outstanding and mature or are mandatorily redeemable on September 30, 2035. We have the optional right to redeem these securities on or after September 30, 2010. The preferred securities of Capital Trust III total $10.3 million, of which $10.0 million qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. The Company's investment in the common securities of Capital Trust III totaled $310,000 at December 31, 2008 and December 31, 2007, and is included in "Available for Sale Securities" on its consolidated balance sheets. See Note 11 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Amortization of debt issuance and administration costs from junior subordinated debentures totaled $74,000 and $298,000 for the years ended December 31, 2007 and 2006, respectively, and is reported in other noninterest expense on the consolidated statements of income. The higher amortization expense recognized in 2006 reflected our decision in 2006 to exercise in 2007 our right of early redemption on the securities issued under the first two transactions as described above, which required us to recognize the unamortized portion of the debt issuance expense.

Contractual Obligations

The following table shows the payments due on our contractual obligations for the periods shown as of December 31, 2008.

(Dollars in thousands)	Payments due by period				
	Total	**<1 year**	**1-3 years**	**3-5 years**	**>5 years**
Long-term debt obligations	$89,310	-	$15,000	$22,000	$52,310
Operating lease obligations	626	162	311	153	-
Total	$89,936	$162	$15,311	$22,153	$52,310

Short-Term Borrowings

At December 31, 2008, 2007 and 2006, we had outstanding borrowings due within one year of $18.6 million, $15.2 million and $18.7 million, respectively. With the exception of $2.0 million outstanding at December 31, 2008 and $5.0 million outstanding at December 31, 2007, on which the interest rates were fixed at 1.73% and 4.67%, respectively, all of the short-term borrowings were at variable interest rates, which were a weighted average of 0.90% at December 31, 2008, a weighted average rate of 4.18% at December 31, 2007, and 7.24% at December 31, 2006. Of the short term borrowings, $ 7.0 million were from the Federal Home Loan Bank of Atlanta ("FHLBA") and were collateralized by lender stock, residential mortgage loans, and commercial real estate loans, and $5.6 million were securities sold under agreements to repurchase collateralized by investment securities with a market value of $6.6 million. The maximum amount of short term borrowings at any month end was $28.1 million for 2008, $32.4 million for 2007 and $35.0 million for 2006. The approximate average amount of such borrowings and average weighted interest rate was $22.9 million and 2.36% for 2008, $16.9 million and 4.37% for 2007, and $23.9 million and 4.77% for 2006, respectively.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share) and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,		
	2008	**2007**	**2006**
Return on assets	0.04%	0.71%	1.00%
Return on equity	0.37%	4.96%	6.22%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to asset ratio	11.08%	14.42%	16.12%

The return on equity decreased from 4.96% in 2007 to 0.37% in 2008 due to a decrease of $3.2 million in net income, mitigated by a $10.4 million decrease in average shareholders equity. During 2008 and 2007, due to changing market conditions and the Company's excess regulatory capital levels, the Company repurchased common stock shares totaling 508,593 and 977,281 shares, respectively. These repurchases totaled $6.9 million and $19.7 million during 2008 and 2007, respectively. The repurchases were effected through three separate buyback authorizations by the Company's Board of Directors during 2008 and 2007. The repurchases contributed to a decrease of 15.1% in average shareholders equity between 2008 and 2007 and a decrease of 11.1% in average shareholders equity between 2007 and 2006.

We have opened ten branch offices since June 1998. In each case, we have incurred substantial pre-opening and start up expenses which have reduced net income. We may open additional branches when it appears that doing so would be advantageous to us. Any such additional openings will be likely to have a temporary negative impact on earnings.

Liquidity

The most manageable sources of liquidity are comprised of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within our bank's service area. Core deposits (total deposits less certificates of deposit for $100,000 or more, wholesale, and brokered time deposits) provide a relatively stable funding base and were equal to 53.63% of total deposits at December 31, 2008. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold and funds from maturing loans. Our Bank is a member of the FHLBA and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans and commercial real estate loans. At December 31, 2008, our Bank had borrowed $81.0 million from the FHLBA and had the ability to borrow an additional $23.8 million based on a predetermined formula. Our Bank also has $56.0 million available through lines of credit with other banks as an additional source of liquidity funding. At December 31, 2008, we had outstanding commitments to make up to $29.8 million in loans as well as standby letters of credit of $941,000. Management believes that our Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Capital Resources

Our equity capital decreased by $7.5 million during 2008 as a result of the repurchase of 508,593 shares of stock totaling $6.9 million, unrealized losses on available for sale securities totaling $1.0 million, offset by earnings in 2008 of $217,000, and additional capital of $142,000 provided by shares issued through the employee stock purchase plan. Book value per share at December 31, 2008 was $12.24 as compared to $12.52 at December 31, 2007.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Our Tier 1 capital consists of common shareholders' equity, minus certain intangible assets, plus junior subordinated debt subject to certain limitations. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. We and our bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum. As of December 31, 2008 we and our subsidiary bank exceeded our capital requirements as shown in the following table.

	Capital Ratios					
(Dollars in thousands)	Actual		Adequately Capitalized Requirement		Well Capitalized Requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Our Bank						
Total capital (to risk-weighted assets)	$ 55,538	14.36%	$ 30,938	8.00%	$ 38,673	10.00%
Tier 1 capital (to risk-weighted assets)	50,673	13.10	15,469	4.00	23,204	6.00
Tier 1 capital (to average assets)	50,673	9.68	20,935	4.00	26,169	5.00
Southcoast Financial Corporation						
Total capital (to risk-weighted assets)	$ 71,463	17.75%	$ 32,207	8.00%	(1) N/A	N/A
Tier 1 capital (to risk-weighted assets)	66,401	16.49	16,104	4.00	(1) N/A	N/A
Tier 1 capital (to average assets)	66,401	12.54	21,188	4.00	(1) N/A	N/A

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are expected to maintain capital well above the minimums.

Off-Balance Sheet Arrangements

At December 31, 2008, we had issued commitments to extend credit of $29.8 million for home equity lines of credit, construction loans and commercial lines of credit. The commitments expire over periods from six months to ten years. Standby letters of credit totaled $941,000 at December 31, 2008.

Past experience indicates that many of these commitments to extend credit and standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to fund these obligations should the need arise. See Note 18 to the consolidated audited financial statements for further information about financial instruments with off-balance sheet risk.

We are not involved in other off-balance sheet contractual relationships, and we have no unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same as the magnitude of the change in inflation.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Southcoast Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Southcoast Financial Corporation's internal control over financial reporting as of December 31, 2008. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2008, internal control over financial reporting was effective.

Elliott Davis, LLC, an independent registered public accounting firm, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, and a copy of its report is included with this report.

Date: December 31, 2008

/s/L. Wayne Pearson
L. Wayne Pearson
President and Chief Executive Officer

/s/William C. Heslop
William C. Heslop
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Southcoast Financial Corporation and Subsidiaries
Mt. Pleasant, South Carolina

We have audited the accompanying consolidated balance sheets of Southcoast Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the related statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended. We also have audited Southcoast Financial Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Southcoast Financial Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southcoast Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Southcoast Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
February 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Southcoast Financial Corporation and Subsidiaries
Mt. Pleasant, South Carolina

I have audited the accompanying consolidated statements of income, shareholders' equity and comprehensive income and cash flows of Southcoast Financial Corporation and Subsidiaries (the "Company") for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Southcoast Financial Corporation and Subsidiaries for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 23, 2007

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	$ 10,659,268	$ 7,033,156
Federal funds sold	11,902,302	3,774,000
Cash and cash equivalents	22,561,570	10,807,156
Investment securities		
Available for sale	57,772,257	58,467,574
Federal Home Loan Bank stock, at cost	4,509,500	4,141,700
Loans held for sale	417,000	384,000
Loans, net	397,123,072	374,116,734
Property and equipment, net	23,812,981	26,735,228
Company owned life insurance	18,492,955	20,467,919
Other assets	10,275,579	5,731,776
Total assets	$ 534,964,914	$ 500,852,087
Liabilities and shareholders' equity		
Deposits		
Noninterest bearing	$ 27,931,650	$ 32,607,181
Interest bearing	338,879,046	310,147,640
Total deposits	366,810,696	342,754,821
Federal funds purchased	5,978,800	-
Securities sold under agreements to repurchase	10,611,537	7,730,401
Advances from Federal Home Loan Bank	81,000,000	73,500,000
Junior subordinated debentures	10,310,000	10,310,000
Other liabilities	5,020,777	3,815,558
Total liabilities	479,731,810	438,110,780
Commitments and contingencies – Notes 13 and 18		
Shareholders' equity		
Common stock, no par value, 20,000,000 shares authorized, 4,513,463 and 5,009,903 shares issued in 2008 and 2007, respectively	53,441,978	60,157,384
Retained earnings	2,814,566	2,597,714
Accumulated other comprehensive loss	(1,023,440)	(13,791)
Total shareholders' equity	55,233,104	62,741,307
Total liabilities and shareholders' equity	$ 534,964,914	$ 500,852,087

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

	For the years ended December 31,		
	2008	2007	2006
Interest income			
Loans and fees on loans	$ 27,423,131	$ 28,760,248	$ 28,080,276
Investment securities	3,498,643	2,716,068	2,851,691
Federal funds sold	36,186	397,007	477,452
Total interest income	30,957,960	31,873,323	31,409,419
Interest expense			
Deposits	11,709,503	12,183,042	10,947,415
Other borrowings	3,629,208	3,858,881	2,689,897
Junior subordinated debentures	506,421	1,477,239	1,627,492
Total interest expense	15,845,132	17,519,162	15,264,804
Net interest income	15,112,828	14,354,161	16,144,615
Provision for loan losses	4,294,297	-	722,466
Net interest income after provision for loan losses	10,818,531	14,354,161	15,422,149
Noninterest income			
Service fees on deposit accounts	1,199,093	1,057,037	932,287
Gain on sale of mortgage loans	219,002	346,731	334,624
Gain on sale of investment securities	710,322	255,954	417,702
Other than temporary impairment charge on GSE preferred stock	(3,031,696)	-	-
Gain on sale of property and equipment	2,328,354	25,016	378,390
Presales fee on property under sales contract	-	-	1,390,000
Company owned life insurance earnings	826,482	579,850	93,696
Other	324,300	289,895	290,412
Total noninterest income	2,575,857	2,554,483	3,837,111
Noninterest expenses			
Salaries and employee benefits	7,700,625	6,746,753	6,499,288
Occupancy	1,226,423	1,122,691	885,991
Furniture and equipment	1,192,832	1,165,064	1,038,624
Advertising and public relations	71,542	170,164	366,620
Professional fees	755,798	653,814	490,789
Travel and entertainment	255,153	259,723	326,968
Telephone, postage and supplies	406,137	426,290	423,184
Insurance	418,984	211,152	169,647
Junior subordinated debenture fees	-	74,298	298,499
Other operating	1,375,321	1,168,901	1,042,570
Total noninterest expenses	13,402,815	11,998,850	11,542,180
Income (loss) before income taxes	(8,427)	4,909,794	7,717,080
Income tax expense (benefit)	(225,279)	1,481,166	2,877,507
Net income	$ 216,852	$ 3,428,628	$ 4,839,573
Basic net income per common share(1)	$ 0.05	$ 0.63	$ 0.81
Diluted net income per common share(1)	$ 0.05	$ 0.63	$ 0.80
Weighted average number of common shares outstanding(1)			
Basic	4,631,135	5,419,474	6,007,137
Diluted	4,631,135	5,423,915	6,012,445

----

(1) Adjusted for the effects of stock dividends

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2008, 2007 and 2006

	Common Stock		Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2005	4,954,210	$ 70,267,702	$ 3,300,753	$ (253,910)	$ 73,314,545
Net income			4,839,573		4,839,573
Other comprehensive income:					
Unrealized holding gains on securities available for sale, net of taxes of $284,015				504,915	504,915
Less reclassification adjustment for gains included in net income, net of taxes of $150,373				(267,329)	(267,329)
Comprehensive income					5,077,159
Stock dividend (10%)	495,843	4,637,164	(4,637,164)		-
Issuance of stock	12,826	273,835			273,835
Employee stock purchase plan	7,437	137,073			137,073
Balance, December 31, 2006	5,470,316	75,315,774	3,503,162	(16,324)	78,802,612
Net income			3,428,628		3,428,628
Other comprehensive income:					
Unrealized holding gains on securities available for sale, net of taxes of $ 188,745				335,546	335,546
Unrealized losses on derivative instruments, net of taxes of $ 95,176				(169,202)	(169,202)
Less reclassification adjustment for gains included in net income, net of taxes of $ 92,143				(163,811)	(163,811)
Comprehensive income					3,431,161
Stock dividend (10%)	502,609	4,334,076	(4,334,076)		-
Shares repurchased and retired	(977,281)	(19,731,123)			(19,731,123)
Exercise of stock options	7,320	101,750			101,750
Employee stock purchase plan	6,939	136,907			136,907
Balance, December 31, 2007	5,009,903	60,157,384	2,597,714	(13,791)	62,741,307
Net income			216,852		216,852
Other comprehensive income:					
Unrealized losses on securities available for sale, net of taxes of $1,282,042				(2,279,178)	(2,279,178)
Unrealized losses on derivative instruments, net of taxes of $121,585				(216,150)	(216,150)
Less reclassification adjustment for losses included in net income, net of taxes of $835,695				1,485,679	1,485,679
Comprehensive loss					(792,797)
Shares repurchased and retired	(508,593)	(6,857,392)			(6,857,392)
Employee stock purchase plan	12,153	141,986			141,986
Balance, December 31, 2008	4,513,463	$ 53,441,978	$ 2,814,566	$ (1,023,440)	$ 55,233,104

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2008	2007	2006
Operating activities			
Net income	$ 216,852	$ 3,428,628	$ 4,839,573
Adjustments to reconcile net income to net cash provided for operating activities			
Increase (decrease) in deferred income taxes	(1,564,865)	103,153	699,673
Provision for loan losses	4,294,297	-	722,466
Depreciation and amortization	1,153,703	1,168,212	908,099
Discount accretion and premium amortization	(85,634)	(22,194)	(113,957)
Origination of loans held for sale	(42,732,196)	(52,201,151)	(85,500,258)
Proceeds from sale of loans held for sale	42,699,196	51,956,667	94,636,234
Gain on sale of investment securities	(710,322)	(255,954)	(417,702)
Other than temporary impairment on GSE preferred stock	3,031,696	-	-
Gain on sale of property and equipment	(2,328,354)	(25,016)	(378,390)
Gain on sale of other real estate owned	(350)	-	-
Deferred gain on sale of property and equipment	-	(1,500,141)	-
Increase in value of Company Owned Life Insurance	(826,482)	(579,850)	(31,881)
Increase in other assets	(769,539)	(44,040)	(331,583)
Increase (decrease) in other liabilities	1,205,219	1,151,054	(411,367)
Net cash provided by operating activities	3,583,221	3,179,368	14,620,907
Investing activities			
Proceeds from maturities/calls of available for sale securities	8,257,429	6,462,679	25,000,633
Proceeds from sale of available for sale securities	31,588,280	15,042,565	19,628,722
Purchases of available for sale securities	(42,530,403)	(36,743,394)	(54,737,307)
Purchases of Federal Home Loan Bank stock	(4,305,300)	(2,295,000)	(5,450,200)
Sales of Federal Home Loan Bank stock	3,937,500	2,036,100	5,287,500
(Increase) decrease in loans, net	(31,345,561)	(10,993,059)	7,687,182
Purchases of property and equipment	(1,174,227)	(3,364,641)	(6,759,329)
Purchases of Company Owned Life Insurance	-	(17,256,188)	-
Proceeds from redemptions of Company Owned Life Insurance	2,801,446	-	-
Proceeds from sales of Other Real Estate Owned	1,970,499	-	-
Proceeds from sale of property and equipment	5,271,125	2,112,192	1,001,974
Net cash used for investing activities	(25,529,212)	(44,998,746)	(8,340,825)
Financing activities			
Net increase (decrease) in deposits	24,055,875	31,862,116	(661,244)
Increase in other borrowings and repurchase agreements	16,359,936	13,389,682	840,719
Redemptions of junior subordinated debentures	-	(11,345,000)	-
Proceeds from exercise of stock options	-	101,750	-
Issuance (repurchase) of stock	(6,857,392)	(19,731,123)	273,835
Proceeds from employee stock purchase plan	141,986	136,907	137,073
Net cash provided by financing activities	33,700,405	14,414,332	590,383
Net increase (decrease) in cash and cash equivalents	11,754,414	(27,405,046)	6,870,465
Cash and cash equivalents, beginning of year	10,807,156	38,212,202	31,341,737
Cash and cash equivalents, end of year	$ 22,561,570	$ 10,807,156	$ 38,212,202
Cash paid for			
Interest	$ 15,326,276	$ 17,499,827	$ 14,831,057
Income taxes	$ 1,778,345	$ 1,368,681	$ 3,519,325

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). During 2004, Southcoast Investments, Inc. was formed as a wholly-owned subsidiary of the Company. Southcoast Investments, Inc. was formed primarily to hold properties of the Company and Bank. The Company's primary purpose is that of owning the Bank. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation. During 2005, the Company formed Southcoast Capital Trust III for the purpose of issuing trust preferred securities. Southcoast Capital Trust I and II were formed in 2002 for the same purpose. In accordance with current accounting guidance, the Trusts are not consolidated in these financial statements.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the South Carolina counties of Charleston, Berkeley, Dorchester, and Beaufort. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions except for residential mortgage loans, commercial real estate loans, and construction and land development loans. These concentrations of mortgage, commercial, and construction loans totaled $168,496,314, $104,753,767, and $87,406,363, respectively, at December 31, 2008, representing 41.65%, 25.89%, and 21.61%, respectively, of total loans receivable and 305.06%, 189.66%, and 158.25%, respectively, of total equity.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan's being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash on hand and due from banks, federal funds sold and securities purchased under agreements to resell. Generally, federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Investment Securities - The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement requires investments in equity and debt securities to be classified into three categories:

> ***Available-for-sale***: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.
>
> ***Held-to-maturity***: These are debt securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.
>
> ***Trading***: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans Held-for-Sale - Loans held for sale consist of 1 - 4 family residential mortgage loans. They are reported at the lower of cost or market value on an aggregate loan basis. Net unrealized losses, if any, are recognized through a valuation allowance. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of loans sold.

Loans and Interest Income on Loans – Loans are stated at the principal balance outstanding. The allowance for loan losses is deducted from total loans in the balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status unless principal and interest are current and the borrower demonstrates the ability to continue making payments as agreed. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are considered non-performing assets.

Allowance for Loan Losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the estimated losses inherent in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all lenders value each loan at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

As of December 31, 2008 and 2007, the Company's impaired loans totaled $20,547,086 and $892,640, respectively, as discussed in Note 6.

Property and Equipment - Property, furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale, or other disposition the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Debt Issuance Costs - Issuance costs associated with the junior subordinated debentures are amortized over the life of the debt using the straight-line method, which approximates the effective yield method. During 2006 the decision was made to retire two of the junior subordinated debentures in 2007 pursuant to early termination options embedded in the instruments. Amortization of these costs was accelerated to appropriately reflect this decision, as discussed in Note 11.

Income Taxes - The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $71,542, $170,164 and $366,620 were included in the Company's results of operations for 2008, 2007 and 2006, respectively.

Net Income Per Common Share - Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per share. The Board of Directors declared and paid a ten percent stock dividend in June 2007 and May 2006. Per share amounts have been retroactively restated to reflect the stock dividends.

Statement of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

Fair Value of Financial Instruments - SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119 and SFAS No. 133, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Fair Value of Financial Instruments *(continued)*

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts reported in the balance sheets for cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair values.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair values.

Investment securities available for sale - Fair values for investment securities available for sale are based on quoted market prices.

Federal Home Loan Bank stock - The carrying amount of Federal Home Loan Bank stock approximates its fair value.

Loans held for sale - The carrying amounts of loans held for sale approximate their fair values.

Loans - For variable rate loans that reprice frequently and for loans that mature within three months, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for deposits with no defined maturities is equal to their carrying amounts which represent the amount payable on demand. The carrying amounts for variable rate, fixed-term money market accounts approximate their fair value at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Federal funds purchased – The carrying amounts of federal funds purchased approximate their fair values.

Short Term Borrowings – The carrying amounts of short term borrowings approximate their fair values.

Advances from the Federal Home Loan Bank and Junior subordinated debentures - For other borrowings that reprice frequently, fair values are based on carrying values. Fair values for all other borrowings are estimated using discounted cash flow analyses, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance sheet instruments - Fair values of off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Recently Issued Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In December 2007, the Financial Accounting Standards Board *("FASB")* issued *Statement of Financial Accounting Standard ("SFAS")* No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

Also, in December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009. SFAS 160 had no impact on the Company's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the Company on January 1, 2009. The adoption of FSP 140-3 had no impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to convey the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 was effective for the Company on January 1, 2009.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets," ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This FSP was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Recently Issued Accounting Pronouncements – *continued*

In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

The FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," ("FSP APB 14-1"). The Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company's financial position, results of operations or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," ("FSP EITF 03-6-1"). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company's financial position, results of operations, earnings per share or cash flows.

FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP SFAS 133-1 and FIN 45-4") was issued September 2008, effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

The Staff Position also amends FASB Interpretation No. ("FIN") 45 to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, how the groupings are determined must be disclosed as well as how the risk is managed.

The Staff Position encourages that the amendments be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company's financial position, results of operations or cash flows.

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" (see Note 25) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 5.

FSP SFAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities," ("FSP SFAS 140-4 and FIN 46(R)-8") was issued in December 2008 to require public entities to disclose additional information about transfers of financial assets and to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The FSP also requires certain disclosures for public enterprises that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. This FSP had no material impact on the financial position of the Company.

FSP SFAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," ("FSP SFAS 132(R)-1") issued in December 2008, provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan to provide the users of financial statements with an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (b) the major categories of plan assets; (c) the inputs and valuation techniques used to measure the fair value of plan assets; (d) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (e) significant concentrations of risk within plan assets.

The Staff Position also requires a nonpublic entity, as defined in SFAS 132, to disclose net periodic benefit cost for each period for which a statement of income is presented. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Staff Position will require the Company to provide additional disclosures related it to its benefit plans.

FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20," ("FSP EITF 99-20-1") was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115") depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the Company's security portfolio and evaluated the portfolio for any other-than-temporary impairments as discussed in Note 5.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Risks and Uncertainties - In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2007 and 2006 consolidated financial statements were reclassified to conform with the 2008 presentation.

NOTE 2 - STOCK BUYBACK

During 2008 and 2007 the Company repurchased 508,593 and 977,281 shares of its common stock, respectively, for aggregate purchase prices of $6,857,392 and $19,731,123, respectively, pursuant to three separate buyback authorizations by the Company's Board of Directors during 2008 and 2007.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2008 and 2007, these required reserves were met by vault cash.

NOTE 4 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 3) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 2008 and 2007, federal funds sold amounted to $11,902,302 and $3,774,000, respectively.

NOTE 5 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale				
Mortgage backed	$ 36,954,498	$ 916,961	$ 177,493	$ 37,693,966
Municipal securities	16,904,796	95,748	356,173	16,644,371
GSE* preferred stock	73,200	-	-	73,200
Other	4,650,946	-	1,290,226	3,360,720
Total	$ 58,583,440	$ 1,012,709	$ 1,823,892	$ 57,772,257

* Government Sponsored Enterprises

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale				
GSE Agency Securities	$ 5,498,878	$ 27,992	$ -	$ 5,526,870
Mortgage backed	33,400,408	302,605	56,881	33,646,132
Municipal securities	14,569,027	250,914	2,668	14,817,273
Other	4,651,550	-	174,251	4,477,299
Total	$ 58,119,863	$ 581,511	$ 233,800	$ 58,467,574

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008.

Available for Sale

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage backed	$ 3,577,803	$ 177,493	$ -	$ -	$ 3,577,803	$ 177,493
Municipal securities	7,944,240	356,173	-	-	7,944,240	356,173
GSE preferred stock	73,200	-	-	-	73,200	-
Other	-	-	619,057	1,290,226	619,057	1,290,226
Total	$ 11,595,243	$ 533,666	$ 619,057	$ 1,290,226	$ 12,214,300	$ 1,823,892

Securities classified as available-for-sale are recorded at fair market value. Approximately 71% of the unrealized losses, or one individual security, consisted of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold this security until such time as the value recovers or the security matures. The Company believes, based on industry analyst reports and credit ratings that the deterioration in value is attributable to changes in market interest rates and the lack of liquidity in this individual security and is not in the credit quality of the issuer and therefore, this loss is not considered other-than-temporary.

During 2008 the Company recognized other-than-temporary impairment charges of $3,031,696 on its GSE preferred stock holdings in Fannie Mae and Freddie Mac. The book value of the stock at December 31, 2008 is equal to its fair value as of that date.

NOTE 5 - INVESTMENT SECURITIES - *continued*

The amortized costs and fair values of investment securities available for sale at December 31, 2008 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due after one but within five years	$ 367,046	$ 374,913
Due after five but within ten years	2,761,448	2,770,374
Due after ten years	18,350,448	16,783,004
Mortgage backed	36,954,498	37,693,966
Equity securities with no maturity	150,000	150,000
Total investment securities available-for-sale	$ 58,583,440	$ 57,772,257

Investment securities with an aggregate amortized cost of $43,553,961 and estimated fair value of $43,704,455 at December 31, 2008, were pledged to secure public deposits and for other purposes, as required or permitted by law.

Investment securities with an aggregate amortized cost of $11,865,351 and estimated fair value of $12,193,195 at December 31, 2008, were pledged to secure securities sold under agreements to repurchase.

An investment security with an aggregate amortized cost of $222,120 and estimated fair value of $222,824 at December 31, 2008, was pledged to secure a Treasury Tax & Loan account.

Gross realized gains on sales of available-for-sale securities were $710,322, $255,954 and $480,420 in 2008, 2007, and 2006, respectively. Gross realized losses on sales of available-for-sale securities were $0, $0 and $62,718 in 2008, 2007, and 2006, respectively. Proceeds from the sale of securities totaled $31,588,280 and $15,042,565 in 2008 and 2007, respectively.

Federal Home Loan Bank stock, at cost - The Bank, as a member institution of the Federal Home Loan Bank of Atlanta (FHLBA), is required to own capital stock in the FHLB based generally upon the balance of residential mortgage loans pledged and FHLB borrowings. The stock is pledged to secure FHLB borrowings. No ready market exists for this stock, and it has no quoted market value. However, redemption of this stock has historically been at par value.

NOTE 6 - LOANS

The composition of loans by major loan category is presented below:

	December 31,	
	2008	2007
Real estate secured loans:		
Residential 1-4 Family	$ 168,496,314	$ 161,350,212
Multifamily	5,556,785	6,500,705
Commercial	104,753,767	95,969,345
Construction and land development	87,406,363	76,032,675
Total real estate secured	366,213,229	339,852,937
Commercial and industrial	34,335,868	34,278,418
Consumer	2,922,304	3,212,622
Other	1,061,787	1,070,094
Total gross loans	404,533,188	378,414,071
Allowance for loan losses	(7,410,116)	(4,297,337)
	$ 397,123,072	$ 374,116,734

NOTE 6 - LOANS - *continued*

At December 31, 2008 and 2007, non-accrual loans totaled $8,933,510 and $892,640, respectively. The gross interest income which would have been recorded under the original terms of non-accrual loans amounted to $357,565, $95,499 and $66,553 in 2008, 2007, and 2006, respectively. At December 31, 2008 and 2007, impaired loans totaled $20,547,086 and $892,640, respectively. During the years ended December 31, 2008 and 2007, respectively, the Company's average investment in impaired loans totaled $14,439,178 and $1,876,540, respectively. As of December 31, 2008, loans totaling $153,382,231 were pledged to the FHLB as collateral for borrowings from the FHLB (see Note 10).

The following tables provide a year to date analysis of activity within the allowance for loan losses and an allocation for the allowance for loan losses between the various loan categories:

	December 31,		
	2008	2007	2006
Balance, beginning of year	$ 4,297,337	$ 4,364,127	$ 4,269,564
Provision for loan losses	4,294,297	-	722,466
Net chargeoffs	(1,181,518)	(66,790)	(627,903)
Balance, end of year	$ 7,410,116	$ 4,297,337	$ 4,364,127

Balance at December 31, 2008 Applicable to:	Amount	Allowance For Loan Loss Allocation as a Percentage of the whole
Domestic:		
Commercial, financial, and agricultural	$ 1,784,143	24.08%
Real estate- construction and land development	3,589,158	48.44
Real estate- mortgage	1,306,316	17.63
Installment loans to individuals and other	37,893	0.51
Foreign	-	-
Unallocated	692,606	9.34
Total	$ 7,410,116	100.00%

NOTE 7 - PROPERTY AND EQUIPMENT

Components of property and equipment are as follows:

	Estimated Useful Lives	December 31, 2008	December 31, 2007
Land		$ 7,420,689	$ 10,089,134
Furniture and equipment	3 - 10 years	5,945,644	5,828,975
Buildings and improvements	5 - 40 years	14,342,133	13,413,328
Construction in process		352,240	918,799
		28,060,706	30,250,236
Less accumulated depreciation		4,247,725	3,515,008
Total property and equipment		$ 23,812,981	$ 26,735,228

Construction in process consists of ongoing improvements to the second level of an existing branch facility. The Company plans to sell or rent the space for commercial office use when complete.

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $1,153,703, $1,168,212 and $908,099, respectively.

In 2008, the Company received sales proceeds totaling $5,271,125 on properties with an aggregate net book value of $2,942,771, recognizing gains on sale totaling $2,328,354 as a result of the transactions. The majority of this gain was attributable to the sale of land adjacent to our Johns Island branch location, which netted the Company a gain of $2,330,246.

In 2007, the Company received sales proceeds totaling $2,112,192 on properties with an aggregate net book value of $587,035, realizing gains on sale totaling $1,525,157 as a result of the transactions. The Company deferred recognition on $1,500,141 of this amount due to a sale- leaseback transaction on the property sold(the Company's Johns Island

NOTE 7 - PROPERTY AND EQUIPMENT – *continued*

branch location). The Company will recognize the gain ratably over the lease term as a reduction of lease expense. The terms of the Company's lease agreement with respect to this property are discussed in Note 15. In 2006, the Company received sales proceeds totaling $1,001,974 on properties with an aggregate net book value of $623,584, recognizing gains on sale totaling $378,390 as a result of the transactions.

NOTE 8 - DEPOSITS

The following is a detail of deposit accounts:

	December 31, 2008	December 31, 2007
Noninterest bearing deposits	$ 27,931,650	$ 32,607,181
Interest bearing		
NOW	13,946,453	15,596,644
Money market	39,456,734	67,358,296
Savings	3,519,088	3,816,504
Time, less than $100,000	224,776,613	162,164,231
Time, $100,000 and over	57,180,158	61,211,965
Total deposits	$ 366,810,696	$ 342,754,821

Interest expense on time deposits greater than $100,000 was approximately $2,369,951, $3,051,932 and $2,856,926 in 2008, 2007 and 2006, respectively.

At December 31, 2008 and 2007, the Bank had approximately $118,267,248 and $107,337,632, respectively, in time deposits from customers outside its market area. This includes $112,921,000 and $104,020,000 in brokered deposits in 2008 and 2007, respectively.

At December 31, 2008 the scheduled maturities of time deposits are as follows:

2009	$ 262,489,326
2010	14,922,402
2011	3,771,418
2012	589,061
2013	184,564
	$ 281,956,771

NOTE 9- SHORT-TERM BORROWINGS

Short- term borrowings payable include securities sold under agreements to repurchase which generally mature on a one to thirty day basis, federal funds purchased, and a holding company line of credit. Information concerning short-term borrowings is summarized as follows:

	December 31, 2008	December 31, 2007
Balance at end of the year	$ 16,590,337	$ 7,730,401
Average balance during year	16,277,841	8,343,820
Average interest rate during year	3.00%	3.57%
Maximum month-end balance during the year	17,317,887	21,923,512

The Company has collateralized the repurchase agreements with securities with an aggregate cost basis and market value of $11,865,351 and $12,193,195, respectively, at December 31, 2008.

NOTE 10 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from Federal Home Loan Bank are collateralized by FHLB stock and pledges of certain residential mortgage loans and are summarized as follows:

		December 31,	
Maturity	**Rate**	**2008**	**2007**
May 2008	4.67%	$ -	$ 5,000,000
June 2008	Variable (4.40% at December 31, 2007)	-	5,500,000
November 2008	Variable (4.50% at December 31, 2007)	-	2,000,000
February 2009	1.73%	2,000,000	-
October 2009	Variable (0.46% at December 31, 2008)	5,000,000	-
September 2010	5.55%	7,000,000	7,000,000
November 2010	3.24%	3,000,000	-
February 2011	Variable (2.18% at December 31, 2008)	4,500,000	4,500,000
March 2011	2.96%	7,500,000	-
March 2013	2.91%	-	7,500,000
September 2013	4.75%	10,000,000	10,000,000
June 2014	3.92%	2,000,000	2,000,000
October 2016	4.25%	5,000,000	5,000,000
November 2016	4.08%	5,000,000	5,000,000
January 2017	4.35%	5,000,000	5,000,000
January 2017	4.40%	5,000,000	5,000,000
January 2017	4.46%	5,000,000	5,000,000
January 2017	4.60%	5,000,000	5,000,000
March 2018	2.33%	5,000,000	-
April 2018	3.03%	5,000,000	-
		$ 81,000,000	$ 73,500,000

Each of the fixed rate advances is subject to early termination options. The Federal Home Loan Bank reserves the right to terminate each agreement at an earlier date.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

On May 3, 2002, December 16, 2002, and August 5, 2005, in three separate transactions, Southcoast Capital Trust I, II, and III (the "Capital Trusts"), non-consolidated subsidiaries of the Company, issued and sold a total of 21,655 floating rate securities, with a $1,000 liquidation amount per security (the "Capital Securities"). Institutional buyers bought 21,000 of the Capital Securities denominated as preferred securities and the Company bought the other 655 Capital Securities which are denominated as common securities. The proceeds of those sales, $21.7 million, were used by the Capital Trusts to buy $21.7 million of junior subordinated debentures from the Company which were reported on its consolidated balance sheets. Pursuant to the terms of the Indenture, the Company had the right to redeem the Capital Securities issued by Capital Trusts I and II on or after June 30, 2007 and December 30, 2007, respectively. The Company exercised this right of redemption in 2007, and retired total debt of $11,345,000.

The Capital Securities issued by Capital Trust III remain outstanding and mature or are mandatorily redeemable on September 30, 2035. The Company has the right to redeem these securities on or after September 30, 2010, or prior to that date upon the occurrence of certain specified events and payment of a redemption premium.

The Company's investment in the common securities of Capital Trust III totaled $310,000 at December 31, 2008 and December 31, 2007, and is included in "Available for Sale Securities" on its consolidated balance sheets. The preferred securities of Capital Trust III totaling $10.0 million qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES – *continued*

Debt issuance costs from junior subordinated debentures were fully amortized at December 31, 2007. Amortization of debt issuance and administration costs from junior subordinated debentures totaled $74,298 and $298,499 for the years ended December 31, 2007 and 2006, respectively, and are reported in other noninterest expense on the consolidated statements of income. The higher amortization expense recognized in 2006 reflects the Company's 2006 decision to exercise its right of early redemption on the securities issued under the first two transactions as discussed above.

The Capital Securities of Trust I accrued and paid distributions annually at a rate per annum equal to the three-month LIBOR plus 375 basis points.

The Capital Securities of Trust II accrued and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 335 basis points.

The Capital Securities issued by Capital Trust III accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 150 basis points, which was 2.93 percent at December 31, 2008. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of December 16, 2035.

The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

NOTE 12 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As part of its overall interest rate risk management activities, the Company utilizes a derivative instrument to manage its exposure to interest rate risks which can cause significant fluctuations in earnings. This derivative instrument consists of an interest rate swap agreement which the Company entered into during 2007. Interest rate swap agreements are derivative financial instruments ("derivatives"). Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional amount and maturity date. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of specific balance sheet assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. The interest rate swap entered into by the Company converted certain variable rate long term debt to fixed rates. This rate swap agreement is considered a cash flow hedge. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivatives that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed by the Company's credit committee.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with its interest rate swap contract by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value-at-risk methodology.

NOTE 12 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - *continued*

The Company's derivatives activities are monitored by its asset/liability committee as part of that committee's oversight of the Company's asset/liability and treasury functions. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest-rate risk-management and trading strategies.

The interest rate swap agreement provides for the Company to make payments at a fixed rate of 6.32% in exchange for receiving payments at a variable rate determined by a specified index (three month LIBOR plus 150 basis points).

During 2008, the Company recognized $133,012 in additional interest expense on Junior subordinated debentures as a result of its interest rate swap. During 2007, the Company recognized a $12,324 reduction of interest expense on Junior subordinated debentures as a result of its interest rate swap.

At December 31, 2008 and 2007, the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

	2008	2007
Notional Amount	$10,000,000	$10,000,000
Weighted average variable (receive) rate	2.96%	6.33%
Weighted average fixed (pay) rate	6.32%	6.32%
Weighted average maturity in years	1.75	2.75
Unrealized loss relating to interest rate swap	$602,113	$264,378

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

NOTE 14 - UNUSED LINES OF CREDIT

At December 31, 2008, the Bank had unused lines of credit to purchase federal funds totaling $56,021,200 from unrelated banks. These lines of credit are available on a one to fifteen day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option. The Company may also borrow from the Federal Home Loan Bank based on a predetermined formula. Borrowings on this line totaled $81,000,000 at December 31, 2008. Additional funds of $23,881,886 were available on the line. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral. As discussed in Note 6, the Company has pledged $153,382,231 in loans as collateral for these borrowings.

NOTE 15 - LEASES

During April 2003, the Company entered into a lease agreement for its branch location in Summerville. The lease began on May 1, 2003, and has an initial ten-year term. Additionally, the lease has renewal options for three additional ten-year terms. The lease requires monthly payments of $4,000 for the first five years of the initial lease term. Beginning after the first five years, the monthly rent will be increased by the amount of the previous calendar year's increase in the Consumer Price Index beginning on the first day of the lease renewal year, or $500, whichever is greater. This increase will occur every five years throughout the life of the lease. Rental expense under this lease included in the consolidated statements of income totaled $48,000, $48,000, and $48,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

During July 2006, the Company entered into a lease agreement for offices used by its mortgage operation, Charlestowne Mortgage, in the West Ashley area of Charleston. This lease agreement was entered into between the Company and a partnership whose membership includes the former head of the mortgage operation, who was an employee of the Company. This relationship is also discussed in Note 17. The lease agreement was effective on July 1, 2006, and was on a month - to - month basis. Terms of the agreement allowed for termination at any time by landlord or tenant upon 60 days prior notice by the terminating party. The agreement was terminated in April 2008. Monthly payments under this lease agreement were $1,553 per month. During 2008 and 2007 the monthly rental expense of this property was reduced by $891 per month due to the landlord's subletting part of the space to an appraisal company on a month- to-month basis. Rental expense under this lease included in the consolidated statements of income totaled $2,647, $7,940, and $3,970 for the years ended December 31, 2008, 2007, and 2006, respectively.

During May 2006, the Company entered into a lease agreement for a branch location in the West Ashley area of Charleston. The lease was effective on August 1, 2006, and has an initial five-year term. Additionally, the lease has renewal options for three additional five-year terms. The lease requires monthly payments of $2,060 per month for the first twelve months, with 3% annual increases in rent for each succeeding twelve month period. The renewal options also provide for annual 3% increases in monthly rent. Rental expense under this lease included in the consolidated statements of income totaled $25,844, $25,091, and $10,300 for the years ended December 31, 2008, 2007, and 2006, respectively.

During December 2007, the Company entered into a lease agreement for a branch location in the Johns Island area of Charleston. The lease was effective on December 20, 2007, and has an initial five-year term. Additionally, the lease has renewal options for three additional five-year terms. The lease requires monthly payments of $13,000 per month for the initial three five-year lease terms. The fourth five-year lease term requires monthly payments of $14,000 per month. Rental expense paid under this lease included in the consolidated statements of income totaled $156,000, $0, and $0 for the years ended December 31, 2008, 2007, and 2006, respectively. In accordance with the gain recognition resulting from the Company's sale and leaseback of this property as outlined in Note 7, the Company recognized reductions in lease expense of $75,012, $0, and $0 for the years ended December 31, 2008, 2007, and 2006, respectively.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one month, for each of the next five years in the aggregate are:

2009	$ 161,609
2010	162,407
2011	148,901
2012	134,993
2013	18,000
Total minimum future rental payments	$ 625,910

NOTE 16 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2008	2007	2006
Income taxes currently payable			
Federal	$ 3,149,075	$ 1,596,754	$ 2,405,377
State	2,086	188,230	219,155
	3,151,161	1,784,984	2,624,532
Deferred tax provision (benefit)	(2,925,882)	(303,818)	252,975
Provision (benefit)	$ (225,279)	$ 1,481,166	$ 2,877,507

The income tax effect of cumulative temporary differences for deferred tax assets (liabilities) at December 31, is as follows:

	December 31, 2008	December 31, 2007
Allowance for loan losses	$ 2,500,526	$ 1,305,978
Unrealized loss (gain) on investment securities and derivative instruments	576,850	8,918
Depreciation	(761,065)	(650,307)
Prepaid expenses	(228,871)	(140,011)
Deferred revenue	531,573	559,553
GSE other than temporary impairment provision	1,030,777	-
Deferred compensation	282,737	-
Other	147,246	69,760
Net deferred tax asset	$ 4,079,773	$ 1,153,891

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2008 and 2007.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
Tax expense (benefit) at statutory rate	$ (2,865)	34%	$ 1,669,330	34%	$ 2,623,807	34%
Increase (decrease) in taxes resulting from:						
State bank tax (net of federal benefit)	1,377	(16)	124,232	2	144,642	2
Officers' life insurance	(149,407)	1,773	(149,161)	(3)	70,420	1
Municipal interest	(187,998)	2,231	-	-	-	-
Other tax preference items	113,614	(1,349)	(163,235)	(3)	38,638	-
Tax provision (benefit)	$ (225,279)	2,673%	$ 1,481,166	30%	$ 2,877,507	37%

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

During 2008, the Company had a pretax operating loss of $8,427. Many of the Company's individual tax preference items reflected above have absolute values much greater than that of the loss itself. This contributes to the unusually large percentages reflected in the table above.

NOTE 17 - RELATED PARTY TRANSACTIONS

Directors, executive officers and their affiliates are customers of and have banking transactions with the Bank in the ordinary course of business. These transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions, and do not involve more than the normal risk of collectibility or present other unfavorable terms.

A summary of loan transactions with directors and executive officers, including their affiliates, are as follows:

	December 31,	
	2008	2007
Balance, beginning of year	$ 435,282	$ 509,207
New loans	190,000	-
Repayments	169,072	73,925
Balance, end of year	$ 456,210	$ 435,282

Deposits by directors and executive officers, including their affiliates, at December 31, 2008 and 2007 approximated $783,796 and $912,224, respectively.

During July 2006, the Company entered into a lease agreement for offices used by its mortgage operation, Charlestowne Mortgage. This lease was on a month-to-month basis and was terminated in April 2008. The former head of the mortgage operation, who was also an employee of the Company, is also a partner in the partnership that owns the real property. This lease agreement is also discussed in Note 15.

NOTE 18 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments include commitments to extend credit and standby letters of credit. They involve elements of credit and interest rate risk in excess of the amounts shown on the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	December 31,	
	2008	2007
Commitments to extend credit	$ 29,759,239	$ 43,661,701
Standby letters of credit	940,516	679,808

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements and the fair value of any liability associated with letters of credit is insignificant.

NOTE 19 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Plan for the benefit of all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches 100 percent of employee contributions up to the first three percent of compensation, plus 50 percent of employee contributions on the next two percent of compensation, subject to certain adjustments and limitations. The Company may also make an elective three percent contribution to the Plan accounts of all eligible employees. Contributions made to the Plan in 2008, 2007, and 2006 amounted to $145,758, $67,028, and $192,926, respectively.

The Company entered into a Supplemental Executive Retirement Plan (SERP) during 2008 with its Chief Executive Officer. The Company accrued deferred compensation expense of $758,010 in relation to this plan.

NOTE 20 - STOCK OPTION PLAN

During 2000, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The Board may grant options at an option price per share not less than the fair market value on the date of grant. All options vest immediately and expire five years from the grant date.

Below is a summary of the plan status and changes during the year (all shares have been adjusted for stock dividends):

	2008		2007		2006	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	10,980	$ 13.90	18,300	$ 13.90	18,300	$ 13.90
Granted	-		-		-	
Exercised	-		(7,320)	13.90	-	
Forfeited or expired	-		-		-	
Outstanding at end of year	10,980	13.90	10,980	13.90	18,300	13.90
Options exercisable at year end	10,980	13.90	10,980	13.90	18,300	13.90
Shares available for grant	25,179		25,179		25,179	

The plan is administered by the Board of Directors or by a committee designated by the Board. The plan provides that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTE 21 - EMPLOYEE STOCK PURCHASE PLAN

During 2000, the Board of Directors approved a five year non-compensatory Employee Stock Purchase Plan for the benefit of officers and employees. The plan was replaced in 2005 with an identical plan which expires in 2010. Beginning July 1, 2000, officers and employees were allowed to have the Company make payroll withholdings for the purpose of buying Company stock. The purchase price is 85 percent of the closing quoted market price of the first or last business day of the quarter, whichever is less. Shares for the quarter are purchased during the first month of the following quarter. During 2008 and 2007, the Company issued 12,153 and 6,939 shares of common stock, respectively, under this plan.

NOTE 22 - NET INCOME PER COMMON SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,		
	2008	2007	2006
Basic earnings per share:			
Net income available to common shareholders	$ 216,852	$ 3,428,628	$ 4,839,573
Average common shares outstanding - basic	4,631,135	5,419,474	6,007,137
Basic earnings per share	$ 0.05	$ 0.63	$ 0.81
Diluted earnings per share:			
Net income available to common shareholders	$ 216,852	$ 3,428,628	$ 4,839,573
Average common shares outstanding - basic	4,631,135	5,419,474	6,007,137
Incremental shares from assumed conversion of stock options	-	4,441	5,308
Average common shares outstanding - diluted	4,631,135	5,423,915	6,012,445
Diluted earnings per share	$ 0.05	$ 0.63	$ 0.80

NOTE 23 - DIVIDENDS

The Board of Directors declared and paid ten percent stock dividends in June 2007 and May 2006. All stock dividends were recorded at fair market value to the extent of retained earnings available. All balance sheet amounts and per share amounts have been adjusted to reflect these dividends.

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Bank's ability to pay dividends to the Company is restricted by the laws and regulations of the State of South Carolina. Generally, these restrictions allow the Bank to pay dividends from current earnings without the prior written consent of the South Carolina Commissioner of Banking, if it received a satisfactory rating at its most recent examination.

NOTE 24 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure of the Bank to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification of the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008						
The Company						
Total capital (to risk-weighted assets)	$ 71,463	17.75%	$ 32,207	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	66,401	16.49	16,104	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	66,401	12.54	21,188	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 55,538	14.36%	$ 30,938	8.00%	$ 38,673	10.00%
Tier 1 capital (to risk-weighted assets)	50,673	13.10	15,469	4.00	23,204	6.00
Tier 1 capital (to average assets)	50,673	9.68	20,935	4.00	26,169	5.00
December 31, 2007						
The Company						
Total capital (to risk-weighted assets)	$ 77,146	19.69%	$ 31,352	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	72,849	18.59	15,676	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	72,849	15.16	19,217	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 54,690	14.80	$ 29,545	8.00%	$ 36,931	10.00%
Tier 1 capital (to risk-weighted assets)	50,699	13.72	14,772	4.00	22,158	6.00
Tier 1 capital (to average assets)	50,699	10.81	18,757	4.00	23,446	5.00

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are also expected to maintain capital well above the minimums.

NOTE 25 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows (*amounts in thousands*):

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 10,659	$ 10,659	$ 7,033	$ 7,033
Federal funds sold	11,902	11,902	3,774	3,774
Investment securities	62,282	62,282	62,609	62,609
Loans held for sale	417	417	384	384
Loans, gross	404,533	408,098	378,414	379,368
Financial liabilities:				
Deposits	366,811	369,807	342,755	336,901
Short term borrowings	16,590	16,590	7,730	7,730
Advances from Federal Home Loan Bank	81,000	73,772	73,500	71,581
Junior subordinated debentures	10,310	10,310	10,310	10,310
	Notional Amount	Fair Value	Notional Amount	Fair Value
Financial instruments with off-Balance sheet risk:				
Commitments to extend credit	$ 29,759	$ -	$ 43,662	$ -
Standby letters of credit	941	-	680	-
Derivative instruments	10,000	(602)	10,000	(264)

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

NOTE 25 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Assets and liabilities measured at fair value on a recurring basis are as follows as of December 31, 2008:

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale investment securities	$ -	$ 57,153	$ 619
Loans held for sale	$ -	$ 417	$ -
Interest rate swap derivative instrument	$ -	$ (602)	$ -

The Company has $20,547,000 of impaired loans measured at fair value as of December 31, 2008 on a nonrecurring basis. These loans are at a Level 2 input.

The following table reconciles the changes in Level 3 financial instruments for the years ended December 31, 2008 and 2007 *(in thousands)*:

	December 31, 2008	2007
Beginning of Year Balance	$ 1,740	$ -
Purchases	-	1,914
Principal Paydowns	(5)	-
Unrealized Loss	(1,116)	(174)
Ending Balance	$ 619	$ 1,740

NOTE 26 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Southcoast Financial Corporation (*parent company only*):

CONDENSED BALANCE SHEETS

	December 31, 2008	2007
ASSETS		
Cash	$ 1,960,765	$ 875,247
Investments available for sale	460,000	460,000
Investment in subsidiaries	50,679,810	51,663,201
Loans, net	1,072,377	-
Property and equipment, net	5,865,687	13,447,967
Company Owned Life Insurance	7,817,662	7,503,468
Other assets	475,510	901,382
Total assets	$ 68,331,811	$ 74,851,265
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 761,465	$ 35,439
Unrealized loss on interest rate swap	602,113	264,378
Deferred revenue	1,425,129	1,500,141
Junior subordinated debentures	10,310,000	10,310,000
Shareholders' equity	55,233,104	62,741,307
Total liabilities and shareholders' equity	$ 68,331,811	$ 74,851,265

NOTE 26 - PARENT COMPANY FINANCIAL INFORMATION - *continued*

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
	2008	2007	2006
Income			
Other	$ 10,465,909	$ 4,372,848	$ 2,826,091
	10,465,909	4,372,848	2,826,091
Expenses	2,567,980	2,136,038	2,487,297
Income (loss) before income taxes	7,897,929	2,236,810	338,794
Income tax (expense) benefit	(399,700)	584,470	(121,965)
Profit (loss) before equity in undistributed net income of subsidiaries	7,498,229	2,821,280	216,829
Equity in undistributed net income(loss) of subsidiaries	(7,281,377)	607,348	4,622,744
Net income	$ 216,852	$ 3,428,628	$ 4,839,573

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2008	2007	2006
Operating Activities			
Net income	$ 216,852	$ 3,428,628	$ 4,839,573
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Equity in undistributed net (income)losses of subsidiaries	7,281,377	(607,348)	(4,622,744)
Dividend income from bank subsidiary	(7,091,486)	(3,575,763)	-
Provision for loan losses	75,000	(62,203)	1,891
Deferred gain on sale of property and equipment	-	(1,500,141)	-
Gain on sale of securities	-	(52,206)	(153,043)
Gain on sale of property and equipment	(2,343,309)	-	(377,713)
Depreciation	31,645	159,218	76,097
Increase in value of Company Owned Life Insurance	(314,194)	(230,401)	-
(Increase) decrease in other assets	547,458	(603,231)	1,526,337
Increase in other liabilities	651,014	1,473,050	55,268
Net cash provided (used) for operating activities	(945,643)	(1,570,397)	1,345,666
Investing activities			
Capital contributions to subsidiaries	(749,907)	(200,000)	(10,628,408)
Dividends received from bank subsidiary	7,091,486	3,575,763	-
Proceeds from sale of available for sale securities	-	479,118	1,150,138
Purchase of available for sale securities	-	-	(390,912)
Calls and maturities of available for sale securities	-	345,000	-
(Increase) decrease in loans, net	(1,147,377)	3,402,144	3,842,684
Purchase of property and equipment	(1,736,473)	(813,387)	(4,563,699)
Purchase of Company Owned Life Insurance	-	(7,273,067)	-
Proceeds from sale of property and equipment	5,288,838	2,087,176	1,001,297
Net cash provided (used) by investing activities	8,746,567	1,602,747	(9,588,900)
Financing activities			
Redemptions of junior subordinated debentures	-	(11,345,000)	-
Proceeds from exercise of stock options	-	101,750	-
Proceeds from employee stock purchase plan	141,986	136,907	137,073
Issuance(repurchase) of common stock	(6,857,392)	(19,731,123)	273,835
Net cash provided (used) by financing activities	(6,715,406)	(30,837,466)	410,908
Net change in cash	1,085,518	(30,805,116)	(7,832,326)
Cash, beginning of year	875,247	31,680,363	39,512,689
Cash, end of year	$ 1,960,765	$ 875,247	$ 31,680,363

NOTE 27 - QUARTERLY DATA (UNAUDITED)

(Dollars in thousands except per share)	2008 Fourth Quarter	2008 Third Quarter	2008 Second Quarter	2008 First Quarter	2007 Fourth Quarter	2007 Third Quarter	2007 Second Quarter	2007 First Quarter
Interest income	$ 7,675	$ 7,727	$ 7,892	$ 7,664	$ 8,074	$ 8,073	$ 7,933	$ 7,793
Interest expense	3,860	3,972	3,802	4,211	4,558	4,599	4,210	4,152
Net interest income	3,815	3,755	4,090	3,453	3,516	3,474	3,723	3,641
Provision for loan losses	1,700	1,484	729	381	-	-	-	-
Net interest income after provision for loan losses	2,115	2,271	3,361	3,072	3,516	3,474	3,723	3,641
Noninterest income	929	138	714	795	633	757	562	603
Noninterest expenses	3,459	3,921	3,100	2,923	3,250	2,785	2,995	2,969
Income(loss) before taxes	(415)	(1,512)	975	944	899	1,446	1,290	1,275
Income tax expense(benefit)	(7)	(623)	205	200	176	435	426	444
Net income(loss)	$ (408)	$ (889)	$ 770	$ 744	$ 723	$ 1,011	$ 864	$ 831
Earnings(losses) per share:								
Basic	$ (0.09)	$ (0.19)	$ 0.17	$ 0.16	$ 0.15	0.19	0.15	0.14
Diluted	$ (0.09)	$ (0.19)	$ 0.17	$ 0.16	$ 0.15	0.19	0.15	0.14

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Corporate Data

Common Stock and Dividends

The common stock of the Company is listed on the Nasdaq Global Market under the symbol "SOCB." The reported high and low sales prices for each quarter of 2008 and 2007 are shown in the following table.

2008	Low*	High*
Fourth Quarter	$ 3.89	$ 6.70
Third Quarter	$ 7.14	$ 13.90
Second Quarter	$ 13.43	$ 16.00
First Quarter	$ 12.85	$ 14.81
2007		
Fourth Quarter	$ 13.15	$ 18.79
Third Quarter	$ 16.88	$ 21.14
Second Quarter	$ 19.84	$ 20.87
First Quarter	$ 18.12	$ 20.82

*Amounts adjusted to reflect a 10% stock dividend paid June 22, 2007.

As of January 31, 2009, there were approximately 1,315 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has never paid any cash dividends, and to support its continued capital growth, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. At present, the Company's principal source of funds with which it could pay dividends is dividend payments from the Bank. South Carolina banking regulations require the prior written consent of the South Carolina Commissioner of Banking for the payment of cash dividends unless such dividends are paid out of the bank's current earnings and the bank received a satisfactory rating on its most recent examination.

Shareholder Return Performance Graph

The Company is required to provide its shareholders with a line graph comparing the Company's cumulative total shareholder return with a performance indicator of the overall stock market and either a published industry index or a Company-determined peer comparison. Shareholder return (measured through increases in stock price and payment of dividends) is often a benchmark used in assessing corporate performance and the reasonableness of compensation paid executive officers.

The performance graph below compares the Company's cumulative total return over the most recent five year period with the Russell 2000 Index (reflecting overall stock market performance for small cap stocks) and the SNL Southeast Bank Index (reflecting changes in banking industry stocks in the southeastern U. S.). Returns are shown on a total return basis, assuming the reinvestment of dividends and a beginning stock index price of $100 per share. Values presented for the Company are based on transactions as reported through the Nasdaq Global Market, Inc.



Southcoast Financial Corporation
Total Return Performance
150
125
100
75
50
25
Index Value
Southcoast Financial Corporation
Russell 2000
SNL Southeast Bank
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
Southcoast Financial Corporation	100.00	135.84	138.86	131.20	99.35	29.14
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
SNL Southeast Bank	100.00	118.59	121.39	142.34	107.23	43.41

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Corporate Data

Directors and Executive Officers

Listed below are the directors and officers of the Company and their principal occupations.

Tommy B. Baker	President, Baker Motors of Charleston, Inc.; Director, Southcoast Financial Corporation
William A. Coates	Attorney with Roe, Cassidy, Coates & Price, P.A. (attorneys); Director, Southcoast Financial Corporation
Paul D. Hollen, III	Executive Vice President, Southcoast Financial Corporation and Southcoast Community Bank; Director, Southcoast Financial Corporation
Stephen F. Hutchinson	President, East Coast Development Company, Inc. (real estate); Director, Southcoast Financial Corporation
L. Wayne Pearson	Chairman and Chief Executive Officer Southcoast Financial Corporation and President and Chief Executive Officer Southcoast Community Bank
Robert M. Scott	Retired; former Executive Vice President and Chief Financial Officer, Southcoast Financial Corporation and Southcoast Community Bank; Vice- Chairman Southcoast Financial Corporation
James H. Sexton, Jr.	Dentist (private practice); Director, Southcoast Financial Corporation
James P. Smith	President, Atlantic Coast Advisory Group (insurance sales); Director, Southcoast Financial Corporation
Robert A. Daniel, Jr.	Executive Vice President and Chief Lending Officer of Southcoast Financial Corporation and Southcoast Community Bank
William B. Seabrook	Executive Vice President and Head of Retail Banking of Southcoast Financial Corporation and Southcoast Community Bank
William C. Heslop	Senior Vice President and Chief Financial Officer of Southcoast Financial Corporation and Southcoast Community Bank

Office Locations of Southcoast Community Bank

Branch	Office Location	Phone Number
Main Office	530 Johnnie Dodds Boulevard, Mt. Pleasant, SC 29465	843-884-0504
West Ashley	802 Savannah Hwy, Charleston, SC 29407	843-571-6097
Moncks Corner	337 East Main Street, Moncks Corner, SC 29461	843-899-7755
Coleman	602 Coleman Boulevard, Mt. Pleasant, SC 29464	843-216-3100
Johns Island	2753 Maybank Hwy, Johns Island, SC 29455	843-559-5029
Summerville	302 N. Main Street, Summerville, SC 29483	843-873-5330
Goose Creek	597 Old Mount Holly Road, Goose Creek, SC 29445	843-553-0021
Dorchester Road	8420 Dorchester Road, North Charleston, SC 29420	843-207-0300
Sam Rittenberg	1654 Sam Rittenberg Boulevard, Charleston, SC 29407	843-556-3106
Park West	3305 South Morgan's Point Road, Mt. Pleasant, SC 29466	843-884-3832